FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

22 July 2005

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this Form 6-K is being provided for the purpose of incorporation by reference into the registration statements on Form S-8 of Rinker Group Limited (Nos. 333-111156, 333 110647, 333-110648 and 333-120566). Such information shall be considered to be part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 1:	Extract from trading update Quarter ended June 2005 released to the market on July 18, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited
Signed by:	Luke Keighery
Title:	Manager Investor Services
Date:	July 22, 2005